Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

June 17, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    Telestone Technologies Corporation

           Form 10-K

           Filed March 30, 2012

           File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 29, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendment to the 10-K if necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Financial Statements

Note 2. Revenue recognition, page F-8

1.         We note your prior correspondence indicating you believe collectability is reasonably assured and the fee is fixed or determinable for your contracts with each of your “Big Three” customers. Please explain in greater detail why you believe this to be the case for each customer at the time of sale. In your response, explain how you have applied the guidance in SEC Staff Accounting Bulletin Topic 13 (ASC 605-10-S99) with respect to collectability and fixed or determinable fees.

Response:

With respect to the fee being fixed or determinable at the time of sale:

The sale prices for both equipment and services are stipulated in each of our contracts with our customers. Our customers do not receive any kind of discount on the contract price.

After the final sales contract, which is signed shortly after services or products have been accepted by the customer, has been signed, the amount set forth in such contract becomes due and there can be neither future post-payment refunds for equipment or services nor any other adjustments to pricing or other contract terms. This documentation also acts as an acknowledgment on behalf of the customer that the goods have been delivered or the services have been performed and the customer is now responsible for paying the amounts set forth in such documents.

ASC 605-10-S99 stipulates: The seller’s price to the buyer is fixed or determinable. The FASB ASC Master Glossary defines a “fixed fee” as a “fee required to be paid at a set amount that is not subject to refund or adjustment.” Given that our fees are set forth in the contracts and are not subject to adjustment or refund as set forth above, we have determined them to be fixed and determinable.

With respect to collectability being reasonably assured at the time of sale:

As noted above, once the contract has been signed, there can be no refunds for equipment or services, or other adjustments. ASC 605-10-S99 points to ASC 985-605-25-3 which in turn calls out ASC 985-605-25-13 through 25-14 concerning collectibility (though primarily applicable to software sales). With respect to those sections as noted, the Company’s contracts do not provide for such refunds or adjustments nor does the Company have a history of making such concessions and as such the Company sees no impact on collectibility from that standpoint. Similarly, given that the Big 3 have historically paid their contracts in full, the Company finds no reason to believe that collectibility of fees would be doubtful as set forth in FASB Statement of Concepts No. 5 paragraph 84(g). Moreover, the Company has not observed nor do we expect to observe any bankruptcies amongst these customers in the foreseeable future. Therefore, we believe that the collectibility of fees from such customers is reasonably assured.

2.         We note your prior correspondence indicating you believe persuasive evidence of an arrangement exists based on the signed contract between the parties. You have also concluded that the seller’s price to the buyer is fixed or determinable. Please explain in greater detail why you believe both of these criteria for revenue recognition can be met based on the fact that your “Big Three” customers do not pay pursuant to contractual terms.

Response:

With respect to there being persuasive evidence of an arrangement despite payment delays:

Generally, according to Staff Accounting Bulletin Topic 13 (“SAB 13”), if a company’s usual course of business is to use written contracts with its customers, the Staff will view such as persuasive evidence of an arrangement. There are exceptions to this. However, regardless of the exceptions to the general premise, it would seem that a party’s unilateral non-compliance with an already formed arrangement should not be construed as evidence on no arrangement having existed. If we took the position that non-compliance amounted to evidence of no arrangement existing, that would seem to undermine the ability to form contractual relationships at a fundamental level and it would leave the performing party without any recourse (as there would be no contract to legally enforce).

Upon entry into a contractual arrangement there is always the possibility that one party may not conform to the terms of the agreement. However, this does not entail that a contractual arrangement did not exist and it does not entail that there was not persuasive evidence of an arrangement. If we are to believe that future non-compliance means that there was no arrangement at the time of contracting, it is unclear how two parties can enter into a contractual relationship.

While the Company has made a current business decision not to pursue all of the legal avenues available to the Company with respect to the collection of delayed payments, that does not mean that those avenues do not exist, nor does it mean those avenues will cease to exist, and it does not mean that persuasive evidence of an arrangement between the parties does not continue to exist. As further discussed in the response to comment #6 below, should there be a change to the calculus that management has utilized to make its decision to not involve the court system, the Company may well seek to enforce its rights under the contracts that it has entered into. For now though, the Company remains confident that even if a customer does not strictly comply with a payment terms in a contract, the contract is still enforceable and persuasive evidence of an arrangement has existed and will continue to exist until the Company receives payment in full or determines that it will seek legal remedies.

With respect to the price to the buyer being fixed and determinable despite payment delays:

The Company maintains that the amounts are set forth in its written agreements, and are further confirmed upon the formal acceptance of the Company’s services or products. Such prices are not subject to adjustment, refund, or discount and the Company fully expects to receive the entire amounts under its contracts with the Big 3. Further, documents signed by the customer upon or shortly after acceptance act as acknowledgement that the customer is now responsible for paying the amounts set forth in such documents. As noted above, the non-compliance with a contractual term of an agreement is not evidence of no arrangement existing, and,  just as the Company believes that the right to payment exists and the right to enforce payment exists, it also believes that the amounts are fixed and determinable.

3.         We note a significant increase in your Accounts Receivable turnover and Days Sales Outstanding during 2011 and 2012, which seems to be indicative of deterioration in your customer’s credit or ability/willingness to pay. In light of this, please explain your basis for continuing to conclude that collectability is reasonably assured. Tell us, even if you were able to conclude collectability was reasonably assured at the time of sale for a particular customer, how you were still able to conclude in subsequent periods that collectability was reasonably assured after the customer did not pay pursuant to contractual terms.

Response:

During 2011 and 2012, our outstanding accounts receivable increased significantly. This was mainly due to a period of intensive 3G wireless network construction by our customers. Net accounts receivable in 2011 increased by $58,973,000, or 30%, when compared with those at the end of 2010. As of March 31, 2012, net accounts receivable increased by 26.7% versus December 31, 2010. The table below shows accounts receivables from the end of 2010 to September 30, 2012.

Accounts Receivable from December 31, 2010 to September 30, 2012

$'000	12/31/2010	12/31/2011	9/30/2012
Ending gross receivables (before bad debt provision）	$200,350	$267,779	$276,334
Closing net receivables	192,487	251,460	243,913

Moreover, during 2011 and 2012, the Company’s cash inflows increased significantly versus 2010. In 2011, receivable collections increased by $10,755,000, or 28.6%, versus 2010. The table below shows receivables collection from December 31, 2010 to September 30, 2012.

Receivables Collections from December 31, 2010 to September 30, 2012

$'000	12/31/2010	12/31/2011	9/30 2012
Receivable Collections	$37,558	$48,313	$46,424

Based on the facts above, during 2011 and 2012, the amount of accounts receivable outstanding does not imply deterioration in our customers’ creditworthiness or their ability and/or willingness to pay. Rather, given the increase in 2011 and the trend towards an overall increase in 2012 it is clear that collections are continuing and at a higher rate.

In addition, our customers have never disputed their outstanding accounts receivable, and furthermore, they continue to make payments to us. Based on the facts above, the responses herein and the responses previously provided by the Company, as well as our Big 3 customers’ identities as State-owned enterprises, their creditworthiness, and the fact that we have no reason to believe that we will observe any bankruptcies among them in the foreseeable future, we believe that collectability was reasonably assured at the time of contract signing and has remained so during subsequent periods, including from those customers that have not paid strictly according to contractual terms.

4.         Describe for us the extent to which you maintain systems and procedures to track accounts receivable by contract or customer. Tell us the following:

•              How trade receivables are monitored,

•              How individual cash payments are matched with a particular contracts or engagements when the payment is received, (i.e., can aged receivables be tracked to the sale date?), and

•              How you determine the specific goods and services your customer intends to pay for in light of your practice of preparing initial invoices of your customers only after receipt of cash payment?

Response:

With respect to the third bullet above, it appears some clarification is needed because the Company does not provide “initial invoices” to its customers after payment.

As stated previously, the Company recognizes revenue after goods/services have been provided, accepted and contracts with set prices have been signed and the other recognition requirements are satisfied. All relevant documentation (such as documents showing services/goods provided, prices, amounts due, other contract terms, etc.) is signed prior to any payments by our customers. The documents that the customer signs concurrent with or shortly after acceptance not only set out the final amounts due but also act as an acknowledgement on behalf of the customer that it is legally obliged to pay the amounts set forth in such documents and for what goods and/or services such amounts are owed.

The Staff may be mistaking a tax “fapiao” (discussed below) with an “invoice” for goods or services.

After the revenue recognition elements above are satisfied, a customer will inform the local marketing staff of the Company that the customer intends to make a payment of X amount for a project. The local marketing staff then request that the staff of the corporate finance department prepare a formal tax “fapiao” (which is erroneously translated into “invoice” in English as its true function is acting as evidence that a payment has been made and should most likely be referred to as a “receipt”).

This “invoice/receipt” or “fapiao” does not have a U.S. equivalent and is used for PRC tax purposes. It sets forth that a customer paid X amount to the company on Y day (without it, PRC tax authorities will not acknowledge a payment has occurred). A tax “fapiao” is only evidence of a payment having been made (it is not an operative project document, it does not set forth any pricing, payment or other contractual terms, etc.). Upon receipt of the fapiao, the customer makes its intended payment.

The marketing staff in our local offices are responsible for tracking accounts receivable. According to the dates stipulated in contract terms, they push the customers to make the payment primarily by visiting the customers.

The marketing staff in our local offices match the payments with the project contracts and send reports to our Company’s corporate finance staff in order to analyze and manage accounts receivable. As each payment is tied to a project, the Company is able to match payments to projects and the sales dates thereof.

5.         We note your prior correspondence indicating the Company believes it will collect all amounts due from its “Big Three” customers. Tell us whether the Company has any history of not collecting the entire amount due in accordance with the customer’s contract. Tell us whether the Company has ever given a concession in any form to a customer. If so, please describe the nature of those concessions.

Response:

Our Customers have never received any form of concession in terms of the payment amount. Technically, thus far, our Company has never had to write off any bad debts. This is due to the fact that all contracts either have already been paid or are currently in the process of payment.

6.         We note from your prior correspondence that the Company believes it has a legal right to demand payment from customers under the jurisdiction in the PRC. Describe for us the extent to which the Company has ever taken legal action against a customer for lack of payment pursuant to contractual terms. Tell us whether and, if so, when the Company intends to take legal action against any customers that fail to pay pursuant to contractual terms.

Response:

If a company is faced with a customer that does not comply with contractual terms, the management of the company must make a business decision and weigh the relative positive and negative aspects of pursuing legal action. In this case, given that (i) the management of the Company views collectibility of the accounts receivable as being reasonably assured (even if the Company does not involve the courts), (ii) pursuing a legal action against its biggest customers could adversely impact the Company’s business, (iii) the Company has always received the amounts due, even if delayed, and (iv) the delay in payments has not adversely impacted the conduct of the business of the Company, the Company to date has determined not to seek a legal remedy for payment delays.  However, should the preceding calculus change, the ability to seek a legal remedy remains open to the Company. Further, while in certain U.S. jurisdictions acceptance of payments not in accordance with contract terms may foreclose suit concerning collection (e.g., under a UCC “course of performance” or some other legal theory), the PRC has no such law or precedent that would prevent the Company from bringing a lawsuit or cast doubt on the ability of the Company to prevail on the merits of such a lawsuit.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer